FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Progress report on the transition to IFRS, preliminary impacts & 2005 guidance	38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 30th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors

Progress report on the transition to IFRS, preliminary impacts & 2005 guidance



March 30th 2005

Telefónica, S.A.
Investor Relations

Visit our website
www.telefonica.es/investors





Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.





Index





01 Scope of the presentation

This presentation has the objective to introduce to the financial community all major identified changes the transition from Spanish GAAP to IFRS has in the Group´s accounts in 2005 and thereafter, based on restated 2004 numbers. Impacts contained herein are:

- **Preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required**. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 consolidated financial statement and, consequently, does not represent a complete and final adoption of these regulations
- **Unaudited,** based on restated 2004 results. Therefore, this financial information is a quantitative and summarized approximation, which is not final and may be subject to future modifications.
- And related to **consolidated accounts** only.

01 IFRS legal framework and implementation





EU approved in 2002 the transition to IFRS issued by the IASB:

- Guarantee of clarity, credibility and comparability of financial information for European quoted companies
- First step in converging to unique worldwide standards

Scope

- **Quoted companies: 1/1/05**
- Non quoted companies: option local GAAP/IFRS
- Separate financial statements : local GAAP

Deadlines

- **First IFRS reporting: 31/12/05**. Full compliance with IFRS issued at 31/12/05 (obligation to present closing 2004 BS, 2004 P&L, 2004 CF and reconciliations for comparative purposes)
- **Date of transition: 1/1/04** (opening BS)
- Comparing periods: 1 year
- 2005 Interim results: Based on outstanding IFRS

Telefónica is on track to complete its transition

- Group project defined in 2003, and supported and monitored at the highest level: auditor´s support, direct involvement of CFO and Audit Committee
- Group´s accounting policies handbook fully adapted, as well as accounting and control procedures
- Training program designed and completed





01 Key messages:
What IFRS does not imply

- No impact on Telefónica's **business strategy**
- No impact on Telefónica's **cash flow generation**
- No impact on Telefónica's **commitment on dividend & buybacks**
  - ✓ Remuneration policy is dependent on Telefónica, S.A. Parent Company's results and distributable reserves, which are not subject to IFRS application
- No expected impact on Telefónica's **market value**
  - ✓ Full disclosure of underlying reality in public prospectuses,
  - ✓ Analysts are already adjusting their appraisals to IFRS,
  - ✓ No material measurement adjustment expected
- No impact on Telefónica's **future cash tax payments**
  - ✓ Tax is paid on statutory separate accounts , not IFRS accounts





02 Basis of preparation of Opening BS (IFRS 1)

First-time adoption rules, exemptions and options

General Principle

Full retrospective application of all IFRS in force at 31/12/05 to build the BS at the date of transition

Leading to

- Recognise assets & liabilities that IFRS requires
- Derecognise assets & liabilities that IFRS does not permit
- Classify all assets & liabilities in accordance with IFRS
- Measure all assets & liabilities in accordance with IFRS

All impacts against equity

TEF elected to apply certain exemptions to retrospective application as allowed by IFRS1, among which the most relevant are

- Date of transition to IAS 32&39 and IFRS4: 1/1/2004
- Past Business Combinations
- Revaluation as deemed cost
- Cumulative Translation Differences
- Share-based payment transactions





02 Basis of preparation of Opening BS (IFRS 1)

First-time adoption rules, exemptions and options

FIRST TIME ADOPTION OF IAS 32, 39 AND IFRS 4	Date of transition for all standards, including IAS 32, 39 and IFRS4, is 1/1/2004.
BUSINESS COMBINATIONS	TEF has chosen not to apply IFRS3 retrospectively to business combinations that occurred before the date of transition. No restatement and goodwill is tested for impairment at the date of transition
	TEF elected to apply IAS 21 retrospectively to fair value adjustments and goodwill arising in all business combinations that occurred before the date of transition. Fair value adjustments and goodwill in foreign subsidiaries are accounted for in local currency and translated into € at closing fx
REVALUATION AS DEEMED COST	TEF has chosen to use previous GAAP revaluations as deemed cost for Property, Plant and Equipment, Investment Properties and those Intangible Assets that meet the revaluation criteria. Previous carrying amounts remain unchanged in the opening Balance Sheet under IFRS.
CUMULATIVE TRANSLATION DIFFERENCES	TEF has elected not to apply IAS 21 to cumulative translation differences existing at the date of transition. Cumulative translation differences are deemed to be zero in the opening Balance Sheet under IFRS.
SHARE-BASED PAYMENT TRANSACTIONS	TEF has decided not to apply IFRS2 to equity instruments granted on, or before, November 7, 2002.





Analysis of material accounting changes

Impacts on Financial Statements

IFRS transition requires companies to adapt to two categories of adjustments

- **Measurement adjustments**, as the recognition and measurement requirements set out by IFRS differ in some aspects from previous Spanish GAAP.
- **Presentational adjustments**, related to changes in classification between line items within the Balance Sheet or the Income Statement.





02 Analysis of material accounting changes:
Reconciliation of Equity 31/12/04 under IFRS

€ in Million
As of December 31, 2004

Parent shareholder's equity under Spanish GAAP	**16,225.1**
Goodwill and fair value adjustments in business combinations	(3,397.9)
Treasury shares and equity instruments	(846.8)
Revenue recognition	(347.3)
Income taxes	(282.4)
Capitalised costs (start-up costs & cost associated to the issue of capital)	(220.2)
Post-Employment benefits	(238.4)
Inflation adjustment (Hyperinflationary economies)	(165.3)
Financial instruments (measurement & recognition)	11.7
Associates (significant influence)	(16.6)
Other adjustments	(37.9)
Total adjustments	***(5,541.1)***
Parent shareholders equity under IFRS	**10,684.0**
Minority interest (reclassification)	1,603.2
Total shareholder's equity under IFRS	**12,287.2**





02 Analysis of material accounting changes:
Reconciliation of Debt 31/12/04 under IFRS

€ in Million
As of December 31, 2004

Consolidated Net Financial Debt & Commitments under Spanish GAAP	**24,614**
Net Financial Debt	20,982
Commitments related to guarantees	609
Net commitments related to workforce reduction	3,023
Preference Shares	1,930
Financial instruments (measurement & recognition)	285
Treasury shares and equity instruments	216
Factoring	179
Put options to minorities	59
Total adjustments to Net Financial Debt	***2,669***
Adjustments to commitments related to guarantees	(80)
Adjustments to net commitments related to workforce reduction	(162)
Total adjustments to Commitments	***(242)***
Consolidated Net Financial Debt & Commitments IFRS	**27,041**
Net Financial Debt	23,651
Commitments related to guarantees	529
Net commitments related to workforce reduction	2,861





Analysis of material accounting changes:
Reconciliation of P&L metrics under IFRS

FY 2004
€ in Million

	Revenues	Operating Income Before D&A	Operating Income	Net profit
Spanish GAAP	**30,321.9**	**13,215.4**	**7,235.3**	**2,877.3**
Goodwill & Fair Value adjust in Business Combinations	0.0	(14.6)	61.3	407.7
Financial Instruments	0.0	(5.3)	(6.1)	81.0
Income Taxes	0.0	(0.1)	(0.1)	(150.5)
Revenue Recognition	193.4	72.9	75.9	49.4
Post-employment Benefits	0.0	(54.7)	(54.7)	(135.4)
Inflation Adjustment	(215.9)	(68.6)	8.5	(76.3)
Capitalized Costs	0.0	(1.9)	138.4	75.8
Other Adjustments	31.4	53.6	54.3	(24.4)
Total Adjustments	***8.9***	***(18.7)***	***277.5***	***227.3***
Presentational Adjustments	(60.1)	(1,067.2)	(1,049.9)	0.0
IFRS	**30,270.7**	**12,129.6**	**6,463.0**	**3,104.6**





03 2005 guidance under IFRS

Telefónica Group

€ in Millions	Reported 2004 under IFRS (1)	Adjustments in 2004 for guidance calculation	2005 guidance under IFRS(2)
Revenues	30,270.7	-	+12%/+15%
Operating Income before D&A	12,129.6	+303.5 → 12,433.1	+10%/+13% (3)
Operating Income	6,463.0	+303.5 → 6,766.5	+12/+18% (3)
CapEx	3,771.9	-	≈ 4,600
	55% growth oriented		70% growth oriented

(1) Reported numbers include Bellsouth Latam operations in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay & Venezuela from November 2004. Include all impacts of IFRS transition.

(2) **All projections refer to local currency (constant exchange rates) and exclude changes in consolidation other than assets acquired to BellSouth in Argentina & Chile in 2005 (TEM), and Atrium (T.Latam).**

(3) In terms of guidance calculation, Operating Income and Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2005. These exceptionals amounted to -303.5 MM € in 2004 and are therefore also excluded. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses.

Guidance does not imply linear growth during the year. Based on last year's performance and on different growth patterns by company expected in 2005, quarterly growth rates during the year will not be uniform.





03 2005 guidance under IFRS

Wireline divisions

Telefónica de España Group

€ in Millions	Reported 2004 under IFRS	Adjustments in 2004 for guidance calculation		2005 guidance under IFRS(1)
Revenues	11,202.2		-	+0.5%+2.0%
Operating Income before D&A	4,560.0	-68.8	4,491.2	+2%/+5% (2)
Operating Income	2,192.4	-68.8	2,123.6	+13%/+20% (2)
CapEx	1,207.5		-	≈ 1,350
				< 12% of sales

Telefónica Latinoamérica Group

€ in Millions	Reported 2004 under IFRS	Adjustments in 2004 for guidance calculation		2005 guidance under IFRS(1)
Revenues	6,748.4		-	+4%/+7%
Operating Income before D&A	3,294.9	-354.4	2,940.5	+6%/+9% (2)
Operating Income	1,716.1	-354.4	1,361.7	+12%/+18% (2)
CapEx	753.3		-	≈ 850
				< 12% of sales

(1) All projections refer to local currency (constant exchange rates) and exclude changes in consolidation.
(2) In terms of guidance calculation, Operating Income and Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2005. These exceptionals amounted to 68.8 MM € for TdE and 354.4 MM € for T. Latam in 2004, and are therefore also excluded. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses.

Guidance does not imply linear growth during the year. Based on last year's performance and on different growth patterns by company expected in 2005, quarterly growth rates during the year will not be uniform.





03 2005 guidance under IFRS

Telefónica Móviles Group

Telefónica Móviles Group

€ in Millions	Reported 2004 under IFRS (1)	Adjustments in 2004 for guidance calculation		2005 guidance under IFRS(2)
Revenues	11,743.7		-	+33% +36%
Operating Income before D&A	4,577.7	+100.2	4,677.9	+23% /+26% (3)
Operating Income	3,054.7	+100.2	3,154.9	+10% /+13% (3)
CapEx	1,617.6		-	≈ 2,000

(1) **Reported numbers** include TM Chile from August 2004 and Bellsouth's Latam operations in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay & Venezuela form November 2004. Include all impacts of IFRS transition.

(2) **All projections refer to local currency (constant exchange rates) and exclude changes in consolidation other than assets acquired to BellSouth in Argentina & Chile in 2005.**

(3) **In terms of guidance calculation**, Operating Income and Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2005. These exceptionals amounted to -100.2 MM € in 2004 and are therefore also excluded. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses.

Guidance does not imply linear growth during the year. Based on last year's performance and on different growth patterns by company expected in 2005, quarterly growth rates during the year will not be uniform.

2005 guidance under IFRS

A Guide to Adjusted Operating Income before D&A





Adjustments to Operating income before D&A for guidance calculation include:

- Capital gains & losses from the sale of fixed assets
- Capital gains & losses from the sale of consolidated companies
- Write-downs of assets and goodwill
- Grants, and gains & losses from contingencies, claims & others equivalent

	Operating income before D&A	Adjustments for exceptionals	Adjusted operating income before D&A
Telefónica Móviles Group	4,577.7	+100.2	4,677.9
Telefónica de España Group	4,560.0	-68.8	4,491.2
Telefónica Latinoamérica Group	3,294.9	-354.4	2,940.5
Other businesses	-303.0	+626.5	323.5
Telefónica Group	**12,129.6**	**+303.5**	**12,433.1**





03 2005 guidance under IFRS

Telefónica Group Pro-forma numbers (1)

Reported vs Pro-forma Revenues
(€ in Millions)



30,270.7
2,043.7
32,312.4
Reported 2004 under IFRS
BellSouth, & Atrium
Pro-forma 2004 under IFRS (1)

Reported vs Pro-forma Operating Income before D&A
(€ in Millions)



12,129.6
759.3
12,888.6
Reported 2004 under IFRS
BellSouth, & Atrium
Pro-forma 2004 under IFRS (1)

(1) **Pro-forma** numbers include all 10 assets acquired to BellSouth, and Atrium (BLEC acquired by Telesp) as if they were consolidated starting January 1st 2004. Include all impacts of IFRS transition.





04 Telefónica Group 2005 IFRS communication program

February 28th 2005 → 2004 Full Year Results under Spanish GAAP only

March 30th 2005 → Preliminary impacts of IFRS application, Reconciliation of main metrics under IFRS, 2005 Guidance under IFRS for selected targets

April 25/26th 2005 → Investor Conference: Projections 04-08, under IFRS

May 2005 → 1Q05 Results under IFRS (1Q04 comparable) — **FIRST RELEASE UNDER NEW STANDARDS**

July 2005 → 2Q05 Results under IFRS (2Q04 comparable)
2004 P&L and Closing Balance Sheet under IFRS





05 Detailed description of main impacts Spanish GAAP vs IFRS

APPENDIX 1

Analysis of material accounting changes

a. Measurement adjustments

GOODWILL AND FAIR VALUE ADJUSTMENTS IN BUSINESS COMBINATIONS

SPANISH GAAP	IFRS
▪ Valued in the functional currency of the acquirer (€). ▪ Amortization in useful life: Concession period for licenses and 20 years, In general, for goodwill. ▪ A method based on the estimated capacity to generate revenues may be used for amortising administrative concessions, even if it results in a progressive method.	▪ Valued in the functional currency of the acquired company (local currency). Translation differences charged to equity until disposal. ▪ Goodwill and Intangible Assets with indefinite useful life are not amortized but annually tested for impairment. ▪ A method which results in a lower amount of cumulative amortisation than under the straight-line method is not allowed for intangible assets.

The reduction of goodwill arising from its valuation in local currency reduces future risk of impairment

IMPACT ON

NET INCOME 2004	BALANCE SHEET AS OF DECEMBER 31, 2004
Eur 408 € MM	EQUITY (3,398) € MM DEBT —





05 Analysis of material accounting changes

a. Measurement adjustments

FINANCIAL INSTRUMENTS

SPANISH GAAP	IFRS
Assets: measured at cost or market value, if lower.	Assets and liabilities are measured at fair value, or amortised cost depending on the categories.
Liabilities: measured at redemption amount	Derivatives: measured at fair value and changes against P&L unless hedging cash flows.
Derivatives: measured at cost or market value, if lower, and disclosure requirements.	Hedge Accounting: specific requirements must be met, mainly related to formal designation and documentation and relating to effectiveness.
Hedge Accounting: no specific rules, it follows the economic substance.	Derecognition of financial assets: stricter rules, based on the transfer of risks and rewards of ownership of the asset
Derecognition of financial assets: when expired or sold.	Exchange differences remain in consolidated profit or loss, unless the loan is considered as permanent investment in a foreign operation
Exchange differences arising in intercompany loans are eliminated in consolidation against cumulative translation differences.	

IMPACT ON

NET INCOME 2004	BALANCE SHEET AS OF DECEMBER 31, 2004
Eur 81 € MM	EQUITY 12 € MM DEBT 523 € MM

TREASURY SHARES AND EQUITY INSTRUMENTS

SPANISH GAAP

- Treasury shares are classified as assets except if they are acquired as a result of an agreement taken in the General Shareholders Meeting to redeem them, in which case, they are deducted from equity.
- When classified as assets they shall be measured at cost or market value if lower, against net income.
- Any instrument that requires at settlement the exchange of treasury shares for cash or other instrument, shall be measured at cost as an asset or liability.

IFRS

- Treasury shares shall be deducted from equity and any related cash flow (purchase or sale of shares), shall also be recorded against equity.
- Measured at cost. No revaluation and therefore, no impact in net income.
- Certain instruments shall be classified as equity if their conditions require, at settlement, the exchange of a fixed number of treasury shares for a fixed amount of cash or other financial assets.

  If, under such agreement, the issuer will acquire its own shares, it is also a financial liability.

IMPACT ON

NET INCOME 2004

—

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY	(847) € MM
DEBT	216 € MM





Analysis of material accounting changes

a. Measurement adjustments

INCOME TAXES

SPANISH GAAP	IFRS
Calculated with the Net Income approach.	Calculated with the Balance Sheet approach.
Permanent and timing differences arising from revenues and expenses.	Temporary differences arising from different accounting and tax values of assets and liabilities .
Fair Value adjustments do not generate deferred taxes	Fair Value adjustments that have no effect on the tax basis of an item, involve the recognition of a deferred tax assets or liability.

IMPACT ON

- **NET INCOME 2004**: (151) € MM
- **BALANCE SHEET AS OF DECEMBER 31, 2004**:
  - EQUITY (282) € MM
  - DEBT —

05 Analysis of material accounting changes

a. Measurement adjustments

REVENUE RECOGNITION

SPANISH GAAP	IFRS
■ Connection fees: recognised on activation. ■ No specific requirements for bundle arrangements. The general principles apply: accrual and matching of costs and revenues. ■ Revenues on the sale of equipment are recognised when sold to a third party, even dealers.	■ Connection fees: deferred over the estimated remaining period of relationship with the client. ■ Multiple element arrangements shall be separated into their components according to their relative fair values. ■ Revenues on the sale of equipment are recognised when sold to the end customer

IMPACT ON

NET INCOME 2004	BALANCE SHEET AS OF DECEMBER 31, 2004
49 € MM	EQUITY (347) € MM DEBT —

Analysis of material accounting changes

a. Measurement adjustments

POST-EMPLOYMENT AND TERMINATION BENEFITS

SPANISH GAAP	IFRS
▪ The discount rate used is the rate that TEF would incur to borrow, over a similar term, the funds necessary to settle the obligation with its employees. ▪ Certain actuarial losses arising in the externalization of pension commitments and supplementary pension payments to retired employees are recorded as deferred charges and amortized on a straight line basis.	▪ The discount rate is based on market yields for high quality corporate bonds. ▪ Actuarial gains and losses are recognised in net income

- Telefónica Group has no defined benefit pension obligations (all defined contribution plans)
- Application of IFRS affects the calculation of defined termination benefits, as for TdE redundancy program

IMPACT ON

NET INCOME 2004	BALANCE SHEET AS OF DECEMBER 31, 2004
(135) € MM	EQUITY (238) € MM DEBT —

Analysis of material accounting changes

a. Measurement adjustments

DEFINITION OF ASSOCIATE: SIGNIFICANT INFLUENCE

SPANISH GAAP	IFRS
Significant influence is presumed when an investor holds: ✓ 3% or more of a quoted company. ✓ 20% or more of an unquoted company.	Significant influence is presumed when an investor holds 20% or more of the voting rights, unless there is clear evidence to the contrary, or has the power to participate in financial & operating decisions. Quoted companies not qualifying as associates are accounted for as available for sale in BS. Marked to market against equity and tested for impairment. No P&L recognition unless sold or impaired.

- Sogecable (23.83%) and Portugal Telecom (9.58%) still qualify as associates under IFRS
- Classification as "available for sale" doesn't reflect management's intention in relation to these investments

IMPACT ON

NET INCOME 2004	BALANCE SHEET AS OF DECEMBER 31, 2004
58 € MM	EQUITY (17) € MM DEBT —





Analysis of material accounting changes

a. Measurement adjustments

CAPITALISED COSTS

SPANISH GAAP

- Certain costs can be capitalised as assets and deferred over a stated period such as:
  - ✓ Start up costs, over 5 years.
  - ✓ Costs associated to the issue of capital, over 5 years.
  - ✓ Research costs may be capitalized if certain requirements are met and are amortized generally in 3 years by TEF

IFRS

- Costs that do not meet the definition of asset cannot be capitalised
  - ✓ Start up costs are expensed as incurred.
  - ✓ Cost associated to the issue of capital are deducted from equity.
  - ✓ Research costs are expensed as incurred.

IMPACT ON

NET INCOME 2004	BALANCE SHEET AS OF DECEMBER 31, 2004
76 € MM	EQUITY (220) € MM DEBT —




Analysis of material accounting changes

a. Measurement adjustments

INFLATION ADJUSTMENT (HYPERINFLATION ECONOMIES)

SPANISH GAAP	IFRS
▪ For accounting purposes, it is understood that the inflation adjustment shall be made in those companies where inflation adjustment accounting is performed under local GAAP.	▪ There are certain indicators, qualitative and quantitative, to qualify an economy as hyperinflationary in order to apply the inflation adjustment. ✓ Cumulative inflation rate over three years has to approach, or exceed, 100% to qualify as hyperinflationary economy.
Mexico, Chile, Perú and Venezuela have applied inflation accounting in 2004	Venezuela is the only country where TEF is present qualifying today as hyperinflationary under IFRS

IMPACT ON

NET INCOME 2004	BALANCE SHEET AS OF DECEMBER 31, 2004
(76) € MM	EQUITY (165) € MM DEBT —

05 Analysis of material accounting changes

b. Presentational adjustments

MINORITY INTERESTS

SPANISH GAAP	IFRS
The minority interests share on subsidiaries shall be presented in a separate line outside equity.	The minority interests share on subsidiaries shall be presented within equity, separately from parent shareholders' equity.

IMPACT ON

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY	1,603 € MM
DEBT	

- Reclassification from Spanish GAAP to IFRS: 3,776 € MM
- Impacts from the rest of IFRS adjustments: (2,173 € MM)

Analysis of material accounting changes

b. Presentational adjustments

PREFERENCE SHARES

SPANISH GAAP	IFRS
▪ Preference Shares are classified following their legal form. Currently accounted for as equity of the issuing company, in TEF's case. ▪ Derivatives perfectly matching collar embedded in shares are not reflected in the balance sheet ▪ Transaction costs are capitalised as assets and amortised over the life of the Pref shares	▪ TEF's prefs shall be classified as debt: as dividends are linked to profits, we do not have the unconditional right to avoid delivering cash. ▪ Pref value will accrue adjusted by embedded derivatives. They are measured at fair value if hedged. Hedging derivatives will be recorded at fair value. ▪ Transaction costs are deducted from the debt
▪ Preference dividend under minoritaries in the P&L	▪ Pref. dividend under financial expenses in the P&L

IMPACT ON

- **NET INCOME 2004** → **NO IMPACT**
- **BALANCE SHEET AS OF DECEMBER 31, 2004** → **EQUITY / DEBT 1,930 € MM**

Analysis of material accounting changes

b. Presentational adjustments

EXTRAORDINARY ITEMS

SPANISH GAAP	IFRS
■ Gains and losses which are of a nature different from those of the ordinary course of business and are not expected to occur frequently, shall be classified as "extraordinary" items in the Income Statement. ✓ Restructuring personnel costs are classified as extraordinary	■ No items can be classified as "extraordinary" in the Income Statement and in notes. All items of income and expense are deemed to arise from an entity's ordinary activities. ✓ Restructuring personnel costs are classified as operating under the personnel expenses caption
From extraordinary income/expense below Operating Profit	to ordinary income/expense above Operating Profit

NO IMPACT IN NET INCOME OR EQUITY




05 Analysis of material accounting changes

b. Presentational adjustments

DISCONTINUED OPERATIONS

SPANISH GAAP	IFRS
▪ Discontinued operations are not presented separately on the face of the income statement	▪ Discontinued operations are presented separately in the income statement. A discontinued operation is a separate major line of business or geographical area that can be distinguished operationally & financially, and that has been disposed of or is held for sale.

Lycos USA has been reclassified as discontinued operation since its sale.

NO IMPACT IN NET INCOME OR EQUITY





06 Reconciliation of P&L metrics by business line

APPENDIX 2





06 Reconciliation of 2004 P&L metrics under IFRS

Telefónica de España Group

FY 2004
€ in Million

	Spanish GAAP	Measurement adjustments: Income Taxes	Measurement adjustments: Revenue Recognition	Measurement adjustments: Post-employment Benefits	Measurement adjustments: Others	Presentational adjustments	IFRS
Revenues	10,955.8	0.0	246.4	0.0	0.1	0.0	11,202.2
Operating Income before D&A	5,054.5	0.0	78.1	(27.4)	43.9	(589.1)	4,560.0
Operating income	2,680.5	0.0	78.1	(27.4)	50.3	(589.1)	2,192.4
Net income	1,112.1	(59.3)	51.8	(14.9)	(6.3)	0.0	1,113.2

Reconciliation of 2004 P&L metrics under IFRS

Telefónica Latinoamérica Group

FY 2004
€ in Million

		Measurement adjustments					
	Spanish GAAP	Goodwill & FV Adjustments in business combinations	Post-employment Benefits	Inflation Adjustment (Hyperinflationary Economies)	Others	Presentational adjustments	IFRS
Revenues	**6,883.4**	0.0	0.0	(154.5)	19.4	0.0	**6,748.4**
Operating Income before D&A	**3,141.0**	(0.1)	(7.6)	(62.8)	(7.4)	231.8	**3,294.9**
Operating income	**1,443.2**	70.4	(7.6)	(20.7)	(1.0)	231.8	**1,716.1**
Net income	**806.6**	151.6	(100.2)	(15.9)	(87.8)	0.0	**754.3**





06 Reconciliation of 2004 P&L metrics under IFRS

Telefónica Móviles Group

FY 2004 € in Million	Spanish GAAP	Measurement adjustments: Goodwill & Business Combinations	Financial Instruments	Income Taxes	Revenue Recognition	Capitalised costs	Inflation Adjustm.	Others	Presentational adjustments	IFRS
Revenues	**11,828**	-	-	-	(35.3)	-	(48.7)	-	-	**11,744**
Operating Income before D&A	**4,701**	-	2.6	-	(9.0)	(8.3)	(3.9)	(4.6)	**(100.2)**	**4,578**
Operating income	**3,090**	(32.0)	2.6	-	(9.0)	77.8	28.6	(3.1)	**(100.2)**	**3,055**
Net income	**1,634**	**51.5**	**14.2**	**27.2**	**(7.1)**	**53.7**	**(60.0)**	**(13.9)**	**0.0**	**1,700**